EXHIBIT 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in Exhibit 99.1.

Background

We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997.  Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses.  The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX.  Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.”

Our interim consolidated financial statements appearing in Exhibit 99.1 are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.  In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our current revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of neurodegeneration.  We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development.  All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies.  The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing, manufacturing and clinical trials, as well as for obtaining regulatory approval.  For additional details about our risks see Item 3.D., “Key Information – Risk Factors,” of our Form 20-F for the year ended June 30, 2015.

To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets.  We have developed a library of Metal Protein Attenuating Compounds (MPACs) that intercede in the metal mediated toxic gain of function of aggregation prone disease proteins such as beta amyloid, alpha-synuclein and mutant huntingtin proteins.  PBT2 is the most advanced of MPAC in the Prana pipeline and has completed four Phase I studies and four Phase II studies in Alzheimer’s disease and Huntington disease.  In 2014 we published the results of the Phase II imaging study in mild or prodromal Alzheimer’s patients (n=42) treated with PBT2 or placebo for twelve months, the ‘IMAGINE’ study.  In addition, we published the results of the Phase IIa ‘Reach2HD’ study in early to mid-stage Huntington disease (n=109).    For additional details regarding our clinical trials see Item 4.A., “Information on the Company - History and Development of the Company,” of our Form 20-F for the year ended June 30, 2015.

Highlights For The Six Months Ended December 31, 2015

PBT2 Huntington disease clinical development update

In February 2015 we reported that the US Food and Drug Administration (FDA) had placed PBT2 on Partial Clinical Hold (PCH) based on particular non-clinical neurotoxicology findings in a dog study which limit the dose of PBT2 that we can use in future trials.  Our focus has been on creating a strong technical and safety data package in response to the PCH.  This is a comprehensive and lengthy process that has required substantial input from our clinical and non-clinical teams and collaborators.  It is essential that this submission presents sufficient data to enable the FDA to give guidance on the next steps required to lift the PCH and it remains a priority for the Group.

Meanwhile planning continues for the next stage in global development with PBT2 to confirm its clinical benefit as a treatment for cognitive impairment, a disabling and cardinal feature of Huntington disease.  The award of Orphan designation by the FDA and the European Commission supports our mission to help patients for whom there is no effective treatment.   We are planning to submit a regulatory package to selected national authorities and the European Medicines Agency (EMA) incorporating the data prepared for our response to the FDA to facilitate the commencement of a clinical trial in Huntington’s disease.

PBT434 Movement Disorder clinical candidate update

It has been previously reported that PBT434 is neuroprotective having demonstrated significant preservation of the substantia nigra, a brain region containing dopaminergic neurons responsible for motor coordination. This has translated into improved motor function, coordination and cognition in multiple mouse models of Parkinson’s disease. Apart from exploring Parkinsonian Movement Disorders, Prana has advanced this program with ‘proof of concept’ mouse models of atypical Parkinsonian conditions.  Specifically, in some conditions such as Multiple System Atrophy and Dementia with Lewy Bodies there is an overabundance of the protein α-synuclein in the brain, which is associated with neurodegeneration and loss of motor and cognitive capacity. PBT434 has been shown to decrease insoluble forms of α-synuclein, and promote neuronal preservation with consequent improvement in motor and cognitive function. Movement Disorders typified by the over accumulation of toxic forms of tau protein in the brain include Corticobasal Degeneration and Progressive Supranuclear Palsy.  Our mouse modeling has now confirmed a significant decrease in tau deposition and improvement in motor and cognitive function.

A comprehensive International Council for Harmonisation of Technical Requirements for Human Use (ICH) compliant IND-enabling non-clinical program has been conducted to evaluate PBT434’s pharmacologic, pharmacokinetic and toxicological profile. PBT434 has been shown to be well tolerated with limited toxicity.  Preparation for a regulatory submission to enable first in man studies is underway.  These Phase I trials will investigate safety, tolerability, pharmacokinetics, pharmacodynamics and putative biomarkers of PBT434.  They will provide the data required to progress to Phase II testing in an atypical Parkinsonian disease.

Pipeline development from translational Biology Program

New and exciting development candidates from Prana’s Metal-Protein Attenuating Compounds (MPAC) have emerged over the reporting period. These MPACs have demonstrated a number of key attributes required to tackle neurodegenerative processes including: the ability to reduce metal mediated oxidative and nitrosative stress, inhibit target protein oligomer aggregation and restore neuronal interconnections. The new candidates arose from novel discovery chemistry to create new chemical entities within three promising chemical scaffolds that show desirable MPAC qualities, are bioavailable and brain penetrable.  These candidates began their efficacy profiling in animal models, including models of Movement Disorders and neurodegeneration, during the reporting period.

Cash

The Group’s cash on hand as at December 31, 2015 totaled A$29.1 million.  In addition, the Group has recorded a Trade Receivable at December 31, 2015 in the amount of A$9.24 million from the Australian Tax Office.  This amount comprises of A$6.46 million in respect of its 2015 R&D tax incentive claim and A$2.78 million in respect of its 2016 R&D tax incentive claim.  The Group expects to receive these amounts during the 12 months ended June 30, 2016 and 2017, respectively.

Corporate

On November 6, 2015 the Group was notified by the Listing Qualifications Department of NASDAQ that it was non-compliant with NASDAQ’s requirement that listed securities maintain a minimum bid price of US$1.00 per share.  The Group has a compliance period of 180 days (until May 2, 2016) to regain compliance with the minimum bid price requirement and may be eligible for an additional 180 day extension (until October 29, 2016) if it does not regain compliance.  The Group is considering all available options to correct the minimum bid price deficiency.

Six Months Ended December 31, 2015 Compared to Six Months Ended December 31, 2014

Revenue

Revenue, consisting of interest income, decreased to A$77,328 for the six months ended December 31, 2015 from A$92,581 for the six months ended December 31, 2014, a decrease of A$15,253, or 16.48%.  The decrease in interest income is primarily attributable to decreased amounts of cash being carried in interest bearing accounts.

Other income

We had other income of A$2,779,394 for the six months ended December 31, 2015 relating to eligible research and development activities, on which amount we are entitled to a 45% refundable tax offset under an Australian Government tax incentive that was introduced on July 1, 2011.  We had other income of A$3,331,429 for the six months ended December 31, 2014 relating to eligible research and development tax refunds for the 2014 and 2015 financial years.

Research and development expenses

Research and development expenses decreased to A$4,918,889 for the six months ended December 31, 2015 from A$5,557,960 for the six months ended December 31, 2014, a decrease of A$639,071, or 11.50%.  The decrease in research and development expenses in the six months ending December 31, 2015 is attributable to the majority of expenses relating to the completion and reporting of both the Alzheimer’s disease IMAGINE and Huntington disease REACH 2HD Phase II studies and pre-phase III development and manufacturing costs being incurred in the previous period.

Corporate personnel expenses

Corporate personnel expenses decreased to A$858,153 for the six months ended December 31, 2015 from A$1,097,235 for the six months ended December 31, 2014, a decrease of A$239,082, or 21.79%.  The decrease in corporate personnel expenses is primarily attributable to a decrease in the non-cash expense associated with the issue of options to directors and key management personnel in the six months ended December 31, 2015.

Intellectual property expenses

Intellectual property expenses increased to A$120,170 for the six months ended December 31, 2015 from A$106,205 for the six months ended December 31, 2014, an increase of A$13,965, or 13.15%.  The increase in intellectual property expenses for the six months ending December 31, 2015 was primarily due to the timing of patent applications.

Auditor expenses

Auditor expenses decreased to A$108,226 for the six months ended December 31, 2015 from A$208,636 for the six months ended December 31, 2014, a decrease of A$100,410, or 48.13%.  The decrease in auditor expenses in the six months ended December 31, 2015 was primarily attributable to  decreased costs for services provided in connection with filings made with the U.S. Securities and Exchange Commission and compliance with section 404 of the Sarbanes Oxley Act of 2002 (SOX 404) regulations.

Travel expenses

Travel expenses decreased to A$43,821 for the six months ended December 31, 2015 from A$78,594 for the six months ended December 31, 2014, a decrease of A$34,773, or 44.24%.  The decrease in travel expenses is primarily attributable to decreased overseas travel by executives and consultants for company business meetings.

Public relations and marketing expenses

Public relations and marketing expenses increased to A$93,807 for the six months ended December 31, 2015 from A$46,610 for the six months ended December 31, 2014, an increase of A$47,197, or 101.26%.  The increase in public relations and marketing expenses in the 2015 period is primarily attributable to an increased amount of investor relations activities during the period.

Depreciation expense

Depreciation expense decreased to A$12,764 for the six months ended December 31, 2015 from A$16,898 for the six months ended December 31, 2014, a decrease of A$4,134, or 24.46%.  The decrease in depreciation expenses in the six months ended December 31, 2015 is primarily attributable to the disposal of computer equipment no longer in use.

Other expenses

Other expenses from ordinary activities increased to A$886,203 for the six months ended December 31, 2015 from A$834,194 for the six months ended December 31, 2014, an increase of A$52,009, or 6.23%.  The increase is primarily attributable to an increase in costs associated with the Group’s insurance policies.

Foreign exchange gains

We recorded foreign exchange gains of A$1,318,999 and A$3,254,974 for the six months ended December 31, 2015 and December 31, 2014, respectively.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in US dollars, British Pounds and Euros.  In the 2015 period, the Australian dollar depreciated relative to the US dollar by 8.58% compared to 7.17% in the 2014 period.  This depreciation had a favorable impact on the Australian dollar value of our US cash balances in both periods.

The decrease in the 2015 period was due to a decrease in US dollar cash balances being carried during the period.

Gain on fair valuation of financial liabilities

We recorded a gain on fair value of financial liabilities of A$11,487 for the six months ended December 31, 2015 compared to a gain on fair value of financial liabilities of A$14,653 for the six months ended December 31, 2014.  The gain in 2015 and in 2014 are attributable to the change in value of warrants to purchase 612,397 of our ordinary shares that were issued to the ADDF, representing 30% of the value of the first tranche of a grant of US$350,000 that we received from the ADDF during the 2011 fiscal year.  The warrants have an exercise price of A$0.17 and expire on February 25, 2016.  The gain on fair value of financial liabilities is also attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.

Inflation and Seasonality

Management believes that inflation has had no material impact on our group’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Liquidity and Capital Resources

We are a development stage Group and have had no sales income to date, and as of December 31, 2015 our accumulated deficit totaled A$120,000,456.  From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering.  Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.  Please see our Annual Report on Form 20-F for the year ended June 30, 2015 for a discussion of our financing efforts prior to June 30, 2015.

We had A$29,059,146 of cash and cash equivalents at December 31, 2015 compared to A$34,909,574 at June 30, 2015.

The Group continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital.  On November 4, 2014, the Group filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission to sell up to an aggregate US$50 million of its securities and on November 27, 2014 issued a Prospectus Supplement relating to the sale of American Depositary Receipts (“ADRs”) having an aggregate offering price of up to US$50 million through an “at-the-market” (ATM) facility.  For the six months ended December 31, 2015, the Group had not utilized its ATM facility.

The Group has on issue a total of 20.01 million unlisted, unexercised options.  The options have exercise prices ranging from A$0.17 to A$1.12.  If all unlisted options were exercised, the Group would receive consideration of A$7.52 million in total.

Capital expenditures for the six months ended December 31, 2015 were A$1,736 and capital expenditures for the six months ended December 31, 2014 were A$24,942.  These expenditures were principally for computer equipment.  We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years.   Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
•	Supporting activities that are directly related and designed to support the above).

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax offset.  In the half-year ended December 31, 2015, we recorded A$2,779,343 in other income with respect to funds we will receive in relation to the 2015 and 2016 financial years under the research and development incentive scheme.  In the half-year ended December 31, 2014, we recorded A$3,218,587 in other income with respect to funds we will receive in relation to the 2014 and 2015 financial years under the research and development incentive scheme.

Our management believes that the going concern basis of preparation of our consolidated financial statements for the six months ended December 31, 2015 is appropriate given our cash position.

In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology should the need arise to conserve cash.

Cash Flows

Net cash used in operating activities decreased to A$7,378,540 for the six months ended December 31, 2015 from A$8,411,407 for the six months ended December 31, 2014.  Net cash used in operating activities primarily consists of payments to suppliers and employees.  The decrease in net cash used in the 2015 period was primarily due to the majority of the payments to complete the IMAGINE and Reach2HD trials being incurred in the prior period.

Net cash used by investing activities decreased to A$1,736 for the six months ended December 31, 2015 from A$24,942 for the six months ended December 31, 2014.  Cash flows used for investing activities was primarily attributable to payments for the purchase of equipment in both periods.

Net cash used in financing activities decreased to A$0 for the six months ended December 31, 2015 from A$106,443 for the six months ended December 31, 2014. Cash flows used in financing activities for the six months ended December 31, 2014 is attributable to legal and auditor costs associated with the set-up of the Group’s new ATM facility.

We realized a foreign exchange gain of A$1,377,245 for the six months ended December 31, 2015 compared to a gain of A$3,428,830 for the six months ended December 31, 2014.  In the 2015 and 2014 periods, the Australian dollar depreciated against the US dollar.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia.  Therefore, we are directly affected by political and economic conditions in Australia.

Risk Factors

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2015.